40-202A

ORIGINAL

1

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

File No. 803-00199

In the Matter of
THORNDALE FARM, L.L.C.

Application for an **Order** under Section 202(a)(11)(G) of the Investment Advisers Act of 1940 Declaring the Applicant to be a person Not Within the Intent of the Investment Advisers Act.

Please direct all communications regarding the Application to:

Oakleigh Thorne
Principal
Thorndale Farm, L.L.C.
270 East Westminster
Lake Forest, IL 60045

With a copy to:

Susan T. Bart
Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
(312) 853-2075

Dated: January 28, 2009
This Application (including Exhibits) consists of 36 pages.

TABLE OF CONTENTS

Thorndale Farm, L.L.C. ("Thorndale Farm") hereby submits this Application (the "Application") for an Order of the Securities and Exchange Commission ("Commission" or "SEC") under Section 202(a)(11)(G) of the Investment Advisers Act of 1940 (the "Advisers Act") declaring it to be a person not within the intent of Section 202(a)(11) of the Advisers Act. Thorndale Farm also requests that the Commission's Order declare that any future Family Advisory Entities (as defined below), and the employees of Thorndale Farm and the Family Advisory Entities, to the extent that these employees are acting within the scope of their employment for Thorndale Farm and/or a Family Advisory Entity, are not within the intent of the Section 202(a)(11) of Advisers Act. Thorndale Farm and the Family Advisory Entities, and their employees acting within the scope of their employment, collectively are referred to herein as the "Applicants." For the reasons discussed below, Thorndale Farm believes that the Order requested is fully consistent with the policies and purposes of the Advisers Act.

I. BACKGROUND

A. History and Ownership

Thorndale Farm is a "family office" that conducts the investment affairs and manages assets of the Thorne family consisting of Oakleigh L. Thorne's lineal descendants with Bertha P. Thorne (including adopted children) and the spouses of his lineal descendants (the "Family"). For ease of reference, the Family may be organized by the children of Oakleigh L. Thorne as indicated below:

- Oakleigh B. Thorne ("Oakleigh B."), his spouse and his lineal descendants and their spouses
- Honoré Thorne Wamsler, now deceased, her spouse and their lineal descendants and their spouses
- Charlotte Thorne Bordeaux and her lineal descendants and their spouses

Thorndale Farm performs investment advisory and other services exclusively for: (i) Family members; (ii) private charitable foundations established and funded exclusively by one or more members of the Family or ancestors of members of the Family ("Private Foundations");[1] (iii) trusts that exist for the benefit of members of the Family[2] and Private Foundations (collectively, the "Family Trusts"); and (iv) investment vehicles formed either as corporations, partnerships or limited liability companies that have been created solely and exclusively for the benefit of, and are wholly-owned by, one or more members of the Family, Family Trusts, and/or Private Foundations ("Family Investment Entities").[3] In the future, Thorndale Farm may perform investment and other services, solely for the purpose of investing in the Family Investment Entities, for certain executive level employees of Thorndale Farm who have or will have significant involvement with the investment advisory process ("Key Employees") or for revocable trusts for the benefit of such Key Employees ("Key Employee Trusts").[4] The members of the Family, the Private Foundations, the Family

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[1] Thorndale Farm currently provides investment advice and other services to one Private Foundation established and funded exclusively by the grandparents of Oakleigh L. Thorne, the patriarch of the Family; however Thorndale Farm receives no compensation for doing so. Such Private Foundation is currently administered by and under the control of a board of directors, which includes three Family members and three non-Family members.

[2] Thorndale Farm performs investment advice and other services for one trust established for the benefit of Family members and other lineal descendants of the mother of Bertha P. Thorne, wife of Oakleigh L. Thorne (the "Other Trust"). Thorndale Farm does not expect to provide any other investment advisory services to such other lineal descendants and does not anticipate that any other assets will be added to the Other Trust.

[3] Because no Family Investment Entity has more than 100 beneficial owners nor has any of the Family Investment Entities made a public offering of its securities, all the Family Investment Entities are excluded from, and will continue to be excluded from, the definition of "investment company" pursuant to Section 3(c)(1) of the Investment Company Act of 1940 (the "Investment Company Act"). The Company may organize other Family Investment Entities in the future in reliance on the exclusion from the definition of an "investment company" pursuant to Sections 3(c)(1) and 3(c)(7) of the Investment Company Act.

[4] Oakleigh Thorne, Thorndale Farm's manager and a Family member, oversees Thorndale Farm's provision of investment advisory services. Thorndale Farm's Chief Investment Officer is a Key Employee who coordinates Thorndale Farm's investment advisory services. Thorndale Farm also plans to retain several Key Employees in the near future as part of a Restructuring (as defined below). The Applicants do not expect the total number of Key Employees (or their respective Key Employee Trusts) eligible to invest in the Family Investment Entities to exceed 8 in the future.

Trusts, the Family Investment Entities and, solely with respect to investments in Family Investment Entities, the Key Employees and the Key Employee Trusts are referred to collectively in this Application as "Family Clients."

Thorndale Farm was formed on August 1, 1996 in Delaware. Thorndale Farm is currently owned in equal shares by Oakleigh B. and his son Oakleigh Thorne ("Oakleigh"). Oakleigh B. and Oakleigh also serve as trustees of a number of Family Trusts, while other Family members, and certain other individuals or entities independent of the Family serve as trustees or co-trustees for certain Family Trusts (collectively, the "Trustees").

Since the inception of Thorndale Farm twelve years ago, the number of Family Trusts has increased dramatically as newer generations are brought into the estate planning process, assets under management have grown, and the number of portfolio managers to whom Family assets have been allocated has grown dramatically as well. To keep pace with these demands, Thorndale Farm is in the process of restructuring its operations. Among other things, Thorndale Farm is in the process of implementing an asset-based fee structure, plans to retain one or more additional investment professionals, property management and other staff, and intends to relocate its office from Lake Forest, Illinois to Millbrook, New York (collectively, the "Restructuring"). In connection with the Restructuring, ownership of Thorndale Farm is expected to be transferred from Oakleigh B. and Oakleigh to Family Trusts for the benefit of Oakleigh B. and his Family members (60%), selected Family Trusts for the benefit of Honoré Thorne Wamsler's Family (20%) and a Family Trust for benefit of Charlotte Thorne Bordeaux and her Family members (20%). The owners of Thorndale Farm will elect a board consisting of a Chief Executive Officer plus one Family member from each branch of the Family. Subject to the board's oversight, the Chief Executive Officer will manage the day-to-day affairs and operations of Thorndale Farm. Currently, Oakleigh serves as Thorndale Farm's manager, and Thorndale Farm anticipates that he will continue to do so following the Restructuring (with the title of Chief Executive Officer).

Thorndale Farm currently has a staff of eight, including Oakleigh (unsalaried), a chief investment officer, an office manager/trust administrator, a tax and accounting specialist, a risk and property manager, a facilities manager, a document administrator and an executive assistant.[5] Thorndale Farm's employees know the members of the Family personally and possess extensive and long-standing knowledge of the Family's assets, real property and possible Family sources of charitable giving. Thorndale Farm does not possess the resources to offer this level of confidential, personalized expertise to the public, and it will not do so in the future.

Thorndale Farm's employees devote approximately (i) 90% in the case of one employee, (ii) 15-25% in the case of two employees and (iii) less than 5% in the case of the five other employees, of their time to investment advisory services to the Family Clients and devote the remainder of their time to the other activities of Thorndale Farm described below.

Four employees of Thorndale Farm are members of a limited liability company ("OAP") formed by Oakleigh in order to, among other things, permit such employees to share in the possibility of gains from capital appreciation in certain securities contributed to OAP by Oakleigh. However, such employees made no capital contributions to OAP and Thorndale Farm provides no investment advice or other services to OAP.

[5] As part of the Restructuring, Thorndale Farm plans to retain additional staff in the near future, some of whom may be Key Employees, which may include, among others, an executive vice president, a technology consultant, a chief operating officer, a technology manager and a direct investment manager.

Certain Thorndale Family investments were conducted through a small number of private equity investment vehicles managed by a separate and distinct private equity manager entity owned by Oakleigh and a third-party professional investment manager. A limited number of non-Family members, including a Key Employee of Thorndale Farm, invested in such private equity funds. However, the assets of the remaining private equity funds are expected to be liquidated within the next two-to-three years and such funds will be wound down thereafter. The private equity manager will not receive management fees[6] from any such fund after the 2009 calendar year, but may receive a carried interest upon liquidation of each such fund's remaining investments.

In the future, Thorndale Farm may provide investment advisory and other services not only directly to Family Clients but also indirectly through entities (each, a "Family Advisory Entity") formed to act as the general partner or manager of a Family Investment Entity or to act as the trustee for a Family Trust.[7]

B. Clients

Thorndale Farm provides investment advisory services only to Family Clients. All of the Family Trusts and Family Investment Entities are and any future Key Employee Trusts will be (i) controlled exclusively by members of the Family or by the Trustees, including Trustees that are independent of the Family, (ii) maintained for the exclusive benefit of

[6] Trustee fees were not paid to Oakleigh in respect of Family Trust assets allocated to the private equity funds and the primary beneficiaries each consented to any investment in such funds.

[7] Thorndale Farm reserves the right to organize other types of Family Investment Entities and Family Advisory Entities in the future. All future Family Investment Entities will exist solely and exclusively for the benefit of, and will be wholly owned by, the Family, the Family Trusts, and Private Foundations, but for a few Key Employees who (either directly or through Key Employee Trusts) will be permitted to invest in these Family Investment Entities. Any future Family Advisory Entity will exist solely to serve the Family, the Family Investment Entities, the Key Employee Trusts, the Family Trusts and the Private Foundations.

members of the Family,[8] Private Foundations and, in the future, Key Employees (either directly or through other Family Investment Entities) and (iii) are owned exclusively by members of the Family or by Private Foundations that received their funding solely from the Family or ancestors of members of the Family. Thorndale Farm serves as the managing member of certain Family Investment Entities, but has no economic ownership interest. Those managing member interests are designed solely to permit Thorndale Farm to serve as the managing member of those entities, and not to allow Thorndale Farm to benefit from any underlying investments.

Thorndale Farm does not and will not advertise, use any person to solicit clients or hold itself out to the public as an investment adviser. Thorndale Farm will not accept new clients other than Family Clients.

C. Services

As discussed in greater detail below, Thorndale Farm (i) provides investment advisory services to Family Clients, (ii) assists Family Clients with cash management, record-keeping, real estate management, trust accounting for Family Trusts, financial planning for individual Family members, insurance reviews, estate and tax planning and (iii) engages third-party service providers to perform additional services for Family Clients.

Thorndale Farm's investment advisory services consist of (i) providing discretionary asset management services to Family Clients, for example, by developing and implementing asset allocation, investment strategies and investment guidelines, (ii) evaluating the performance and strategies of third-party portfolio managers, (iii) selecting those managers that it determines to be appropriate for Family Clients, (iv) engaging managers on behalf of

[8] The only exception is the Other Trust that is maintained for the benefit of Family members and other lineal descendants of an immediate ancestor of the Family.

Family Clients, and (v) monitoring the performance of managers and making disposition decisions or recommendations (as appropriate). Thorndale Farm also employs a third-party consultant to review and recommend outside managers. Thorndale Farm performs investment advisory services either directly or as the manager of the Family Investment Entities.

Thorndale Farm also prepares periodic trust accountings for Family Trusts, provides financial and estate planning for individual Family members, provides real estate management, maintains asset performance records, prepares periodic investment and status reports, assists in income tax planning and preparing tax returns, reviews bank reconciliations, and serves as liaison with outside advisors. Thorndale Farm meets with members of the Family to review the status of financial performance and risk management, monitor spending levels and ensure that cash is available as needed for personal use, tax payments, trust distributions and grants to charity.

D. Fees

Thorndale Farm does not solicit clients, use a third person or firm to solicit clients, or hold itself out to the public as an investment adviser. Thorndale Farm's fees are not designed to generate a profit for its owners. From the inception of Thorndale Farm through December 2007, Oakleigh B. and Oakleigh have shared the cost of funding the Family office. During this period, Trustee fees paid to Oakleigh B. and Oakleigh partially offset the cost of funding the Family office. Effective since January 1, 2008, the Family office has been funded by loans from Oakleigh and Oakleigh B. After the Restructuring, Thorndale Farm will charge asset-based fees to Family members and Family Trusts that are intended to be sufficient only to cover its costs for providing such services. Initially, only a small number of Family Trusts will be charged advisory fees following the Restructuring. However, Thorndale Farm plans to charge advisory fees to other Family Members and Family Trusts in due course. Among other things, the Restructuring will result in broader ownership of Thorndale Farm in order to reflect that the Family office is for the benefit of the entire Thorne Family and also to ensure that incentives are properly aligned such that, should the Family office fees exceed its costs in any given period, the excess would be retained within Thorndale Farm to invest in infrastructure, the provision of additional services, or to permit reduced fees in future periods. Thorndale Farm does not currently charge a fee to any Private Foundation. Thorndale Farm does not currently charge a fee to the Family Investment Entities and will not do so without making a corresponding reduction in the fees paid by Family Clients participating in such Family Investment Entities.

II. REQUEST FOR AN ORDER

Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities . . . ." Thorndale Farm's activities appear to fall within the definition of an investment adviser. Thorndale Farm requests that the Commission issue an Order pursuant to Section 202(a)(11)(G) declaring Thorndale Farm, any future Family Advisory Entities and Thorndale Farm employees when acting within the scope of their employment not to be investment advisers within the intent of Section 202(a)(11) of the Advisers Act. The request for the Order includes any future Family Advisory Entities within its scope because the activities of any Family Advisory Entities will fall within the same purpose, scope and limitations applicable to Thorndale Farm, and unnecessarily duplicative applications will thereby be avoided. The request for the Order includes Thorndale Farm employees within its scope because, if an Order is issued with respect to Thorndale Farm, its officers and employees would not be "associated persons" of a registered investment adviser, and therefore might themselves be required to register as investment advisers.

Section 203(b) of the Advisers Act provides for the following exceptions from registration under Section 203(a). The first exception for "intrastate" investment advisers is not available to the Applicants because not all of the Family Clients are residents of Illinois where Thorndale Farm has its principal place of business or of New York where, as part of the Restructuring, it intends to relocate its principal place of business. In addition, the Applicants do not intend to limit investment advisory services to unlisted securities because the Applicants believe such a restriction would be inconsistent with its fiduciary obligations to manage the assets of the Thorndale Clients. The second exemption does not apply because the Family Clients are not insurance companies. The third exemption for "private" investment advisers will not be available over time if the Applicants were required to consider and count as clients, pursuant to rule 203(b)(3)-1 of the Advisers Act, the members of the Family, the Family Trusts, the Private Foundations and the Family Investment Entities. Although the Applicants believe they provide advisory services in exchange for advisory fees to less than fifteen (15) Family Clients both before and initially following the Restructuring,[9] Thorndale Farm intends eventually to charge advisory fees to a number of additional Family Clients in order to allocate more fairly the costs of maintaining the Family office among Family Clients, bringing the number of clients to substantially more than fourteen (14). The

[9] While only certain Family Trusts will be charged investment advisory fees initially following the Restructuring, Thorndale Farm plans to charge investment advisory fees to other Family Members and Family Trusts in due course.

fourth exception does not apply to the Applicants because none of them are, or provide advisory services to, charitable organizations, as defined in Section 3(c)(10)(D)(iii) of the Investment Company Act, nor a trustee, director, officer, employee, or volunteer of such a charitable organization. The fifth exception does not apply to the Applicants because none of the Applicants are, or provide advisory services to: a plan described in Section 414(e) of the Internal Revenue Code of 1986, as amended; a person or entity eligible to establish and maintain such a plan; or a trustee, director, officer, or employee of or volunteer of any such plan or person. The sixth exception does not apply because none of the Applicants is registered with the Commodity Futures Trading Commission as a commodity trading adviser.

Thorndale Farm is not prohibited from registering with the Commission under Section 203A(a) of the Advisers Act because it has assets under management of $25,000,000 or more. The Applicants request an exemption from registering under Section 203(a) of the Advisers Act for the following reasons: (i) the Applicants do not hold themselves out to the public as an investment adviser; (ii) the advisory fees that Thorndale Farm receives are designed to cover its employees' salaries and other costs and are intended to not generate any profit for Thorndale Farm's owners, and (iii) Thorndale Farm is owned entirely by the Family and will provide investment advice on securities solely to Family Clients. Accordingly, Thorndale Farm requests that the Commission issue an Order pursuant to Section 202(a)(11)(G) of the Advisers Act declaring it and the other Applicants not to be persons within the intent of Section 202(a)(11) of the Advisers Act. Each current owner of Thorndale Farm and the Trustee of each Family Trust that will become an owner of Thorndale Farm as part of the Restructuring has been fully informed of the effects of this Application and have consented to its filing.

III. DISCUSSION

A. The Applicants Do Not Provide Investment Advice to the Public and Do Not Hold Themselves Out As Investment Advisers

Thorndale Farm does not hold itself out to the public as an investment adviser. Thorndale Farm is not listed in the phone book, any other directory or website as an investment adviser and does not engage in any advertising. Thorndale Farm does not attend investment management-related conferences as a vendor and does not conduct any marketing activities. Thorndale Farm will not solicit or accept any new investment advisory client (either retail or institutional) that is not a Family Client. Thorndale Farm does not provide investment advice on securities to anyone other than Family Clients. Thorndale Farm does not believe that members of the general investing public are aware that Thorndale Farm exists or are aware of its activities.

Thorndale Farm may permit Key Employees (or Key Employee Trusts for their benefit) to invest in certain Family Investment Entities and/or receive a portion of the profits generated by a Family Investment Entity. Thorndale Farm views Key Employees as knowledgeable and sophisticated investors. Except in connection with investment in a Family Investment Entity, Thorndale Farm will not provide any investment advice, such as asset allocation advice, to Key Employees in their individual capacity, and thus is not currently providing and will not, in the future, provide any investment advisory services to individuals in their capacity as such outside the Family. Key Employees will not be permitted to make any new investments in a Family Investment Entity after their employment has been terminated or they are no longer a Key Employee.

A Family Advisory Entity may act as the general partner or manager of a Family Investment Entity organized as a limited partnership or limited liability company. A Family

Advisory Entity may also act as the trustee for a Family Trust. The Family Advisory Entities will not provide investment advice to the general public and will be wholly owned by Thorndale Family, the Family and/or the Family Trusts. The Family Advisory Entities will exist solely to serve Family Clients. The Family Advisory Entities will not solicit or accept clients from the public or hold themselves out to the public as investment advisers.

B. Thorndale Farm's Fees are Designed to Cover Thorndale Farm's Costs, Not to Generate Profit for Thorndale Farm

The payments that Thorndale Farm receives for its services are designed to cover its costs for such services and are intended to be sufficient only to cover its costs for providing such services. Thorndale Farm generally receives from each Family Client an annual fee based on a percentage of the value of the assets managed by Thorndale Farm for such Family Client, as agreed in Thorndale Farm's contracts with its Family Clients.[10] Thorndale Farm does not currently receive any advisory fee from any Family Investment Entity or Private Foundation. The fees charged by Thorndale Farm for advisory services are below market prices for such services because they are intended to cover Thorndale Farm's costs for providing such services without generating a profit. Therefore, Thorndale Farm's situation is clearly unlike (i) a broker-dealer that charges a competitive brokerage commission when effecting securities transactions that are related to the giving of investment advice, (ii) an insurance agent that receives a competitive sales commission when a client pays a premium to acquire insurance that is related to the giving of investment advice, or (iii) a financial planner who may get paid a flat fee that exceeds his or her costs for designing a financial plan that is related to the giving of investment advice. In each of those situations, the receipt

[10] Fees for real estate management services may be charged on a different basis because of, among other things, the special services required and the difficulty of valuing real estate.

of investment advisory income can be inferred from the services rendered and competitive rates. By contrast, the Family did not create Thorndale Farm to serve as a profit center for the Family but to make high-quality advice available exclusively to Family Clients more privately and less expensively than is possible through a for-profit adviser, while still permitting Family Clients to invest collectively.

C. There is No Public Interest in Requiring Thorndale Farm to Be Registered Under the Advisers Act

Thorndale Farm is a private organization that was formed to be the "family office" for the Family Clients. All of the Family Clients have a close relationship with the Family in that they are all either members of the Family, Family Trusts, Private Foundations, Family Investment Entities or, in the future, Key Employee Trusts. There are no public "clients." Thorndale Farm's services are tailored exclusively to the needs of the Family Clients, not the needs of the public. Additionally, Thorndale Farm has never solicited, and does not plan to solicit or accept, clients from the public. Indeed, it does not now and does not intend in the future, to provide investment advice on securities to any person other than a Family Client. The Advisers Act was intended to protect the public by regulating investment advisers engaged in the business of providing advice regarding securities. However, because Thorndale Farm will not provide investment advice with respect to securities to the public, there is no need to apply the Advisers Act to Thorndale Farm's activities.

Thorndale Farm was organized to provide a family office for the Family Clients and that is, and will be, its sole purpose for its existence. To require Thorndale Farm to register as an investment adviser does not advance the public interest and is not in the best interest of the Family. Thorndale Farm believes that it is in the public's interest that an order under Section 202(a)(11)(G) of the Advisers Act be issued.

IV. PRECEDENT

The relief requested in this Application is substantially similar to that granted by the Commission in a number of situations.

In WLD Enterprises, Inc., Investment Advisers Act Release Nos. 2804 (October 17, 2008) (notice) and 2807 (November 14, 2008) (order), a company was formed to be a "family office" to provide investment advisory and other services to a family, to entities, trusts and pooled investment vehicles that were beneficially and solely owned by, or solely for the exclusive benefit of, family members and to charitable entities that were created and administered under the discretion of family members. The company also provided investment advisory services to several executive level employees of the company (or to revocable trusts for their benefit) who had significant involvement with the investment advisory process, but such advice was limited to the family's investment vehicles. In addition, new investments (excluding reinvestment of accretions or distributions) by key employees (or revocable trusts for their benefit) were permitted only while such key employees remained employed by the family office. In WLD Enterprises, the company also provided investment advice to family clients indirectly through other pool advisory entities wholly-owned and controlled by the company, family trusts or the family members.

The company was owned by two family members and employed twenty-three (23) employees on a full-time basis. The company provided investment advisory and non-advisory services, including, among other things, asset allocation advice, recordkeeping, investment due diligence and federal and state tax advice. The company's fees covered only its costs for providing such services and were not intended to generate a profit. The company did not hold itself out to the public as an investment adviser, was not listed in any telephone book or any other directory as an investment adviser, and did not engage in advertising or soliciting.

Similar to WLD Enterprises, Thorndale Farm does not hold itself out to the public as an investment adviser, is not listed in any telephone book, other directory or website as an investment adviser, does not advertise or conduct marketing activities, and charges fees that are designed to only cover costs and they are not intended to generate profit for Thorndale Farm. Thorndale Farm provides investment advice on securities only to Family Clients. As in WLD Enterprises, if Thorndale Farm provides investment advice to Key Employees (or to revocable trusts established for the benefit of such Key Employees), it will do so only if such Key Employees have significant involvement with the investment advisory process, only in connection with Family Investment Entities and it will not permit additional investments (excluding reinvestment of accretions or distributions) by such Key Employees if such Key Employees are no longer employed by Thorndale Farm or if they are no longer Key Employees. In addition, similar to WLD Enterprises, any Family Advisory Entities providing advice to Family Clients would be wholly-owned and controlled by Thorndale Farm, Family Trusts or other Family members. The Commission determined that WLD Enterprises, its pool advisory entities described above and employees of the company (or the pool advisory entities) when acting within the scope of their employment were not persons within the intent of Section 202(a)(11) of the Advisers Act.

In Woodcock Financial Management Company, LLC, Investment Advisers Act Release Nos. 2772 (August 26, 2008) (notice) and 2787 (September 24, 2008) (order), a company was organized as a "family office" to provide investment advisory and non-advisory services to a family, to entities that were beneficially and solely owned by, or solely for the exclusive benefit of, family members, and to charitable entities that were created and administered under the discretion of family members.

The company was owned in equal shares by two family members and employed three non-family members who personally knew the family members as well as their investments, assets and charitable giving strategies. The company provided investment management and other services either directly to the family's clients or as the manager of limited liability companies controlled, operated or funded exclusively for the benefit of the family. The company's investment management services included, among other things, evaluating, selecting and engaging third-party investment managers on behalf of family clients. The company had historically set its fees at a level that allowed the company to recover its direct and overhead expenses without generating a profit. The company did not hold itself out to the public as an investment adviser, was not listed in any telephone book or any other directory as an investment adviser, and did not engage in advertising or soliciting.

Similar to Woodcock Financial, Thorndale Farm does not hold itself out to the public as an investment adviser, is not listed in any telephone book, other directory or website as an investment adviser, does not advertise or conduct marketing activities, and charges fees that are designed to only cover costs and they are not intended to generate profit for Thorndale Farm. Thorndale Farm provides investment advice on securities only to Family Clients. The Commission determined that Woodcock Financial and its employees acting within the scope of their employment were not persons within the intent of Section 202(a)(11) of the Advisers Act.

In Slick Enterprises, Inc., Investment Advisers Act Release Nos. 2736 (May 22, 2008) (notice) and 2745 (June 22, 2008) (order), a company was organized as a "family office" to provide investment advisory services to a family, to a foundation created and funded by the family patriarch, to trusts and other entities created by, and for the benefit of, that family.

The company was owned exclusively by one family member, who was its sole director. The company provided a wide range of investment advisory and administrative services to its clients, including estate and tax planning, insurance services, preparation and analysis of financial statements, real estate management services, determining and implementing asset allocations, safekeeping and physical handling of securities, collection of income from securities, keeping of books of account and records preparation and filing of income and gift tax returns, payments in some cases of certain family, household and personal expenses. Such investment advice often included discretionary account management on investments in public and private securities and real estate. The company's fees covered only its costs for providing such services and were not intended to generate a profit. The company did not hold itself out to the public as an investment adviser, was not listed in any telephone book or any other directory as an investment adviser, and did not engage in advertising or soliciting.

Similar to Slick Enterprises, Thorndale Farm does not hold itself out to the public as an investment adviser, is not listed in any telephone book, other directory or website as an investment adviser, does not advertise or conduct marketing activities, and charges fees that are designed to only cover costs and they are not intended to generate profit for Thorndale Farm. Thorndale Farm provides investment advice on securities only to Family Clients. The Commission determined that Slick Enterprises, Inc. was not a person within the intent of Section 202(a)(11) of the Advisers Act.

In Adler Management, LLC, Investment Advisers Act Release Nos. 2500 (March 21, 2006) (notice) and 2508 (April 14, 2006) (order), a company was organized as a "family office" to provide investment advisory services to a family, to entities that were beneficially and solely owned by (with one exception), or solely for the benefit of, family members, and to charitable entities that were created and administered under the discretion of family members.

The company was owned exclusively by, and its board of directors was composed exclusively of, family members. The company provided a wide range of administrative services to its clients, including recordkeeping, bookkeeping and accounting services, tax return preparation and tax planning services, insurance and risk management services, and estate planning and real asset management services. The company's fees covered only its costs and were not intended to generate a profit. The company did not hold itself out to the public as an investment adviser, was not listed in any telephone book or any other directory as an investment adviser, and did not engage in advertising or soliciting.

Similar to Adler Management, Thorndale Farm does not hold itself out to the public as an investment adviser, is not listed in any telephone book as an investment adviser, does not advertise or conduct marketing activities, and charges fees that are designed to only cover costs and they are not intended to generate profit for Thorndale Farm. Thorndale Farm provides investment advice on securities only to Family Clients. The Commission determined that Adler Management, LLC was not a person within the intent of Section 202(a)(11) of the Advisers Act.

In the Matter of Longview Management Group LLC, Investment Advisers Act Release Nos. 2008 (January 3, 2002) (notice) and 2013 (February 7, 2004) (order), a company was formed to conduct the investment affairs and manage the assets of a family. The company was registered as an investment adviser and performed advisory and portfolio management services for the family members, and for individual accounts, trusts, corporations, partnerships and other entities beneficially owned by or for the benefit of various members of the family and which were operated by the family.

The company provided portfolio management services to charitable entities created by the family and administered under the sole discretion of the family, charitable entities created by the family but under the control of an independent board of directors, which included members of the family and a charitable entity formed and funded by friends of a family member after his death and managed by the company.

The company also provided advisory and portfolio services for the assets of a small number of individuals who were not members of the family. The company managed assets for the families of two longtime now deceased former employees and two other individuals, one of whom was a longtime former employee, and the other was a longtime family attorney. However, the number of investments by these individuals declined over time and was, at the time of the application, no longer permitted. In addition, the company managed certain investment entities (e.g., LLCs and limited partnerships) that the family used to purchase assets that involved participation by a limited number of non-family members with close relationships with the family (investment by such non-family members constituting less than 2% of the total assets managed by the company). The company sought to be declared not a person within the intent of Section 202(a)(11) of the Advisers Act as its services were offered almost entirely to members of a single family.

The company did not hold itself out to the public as an investment adviser, did not have public clients in the sense of retail or institutional investors and had no intention of soliciting public clients, was not listed in the phone book, and did not conduct any advertising or marketing. The company provided a limited amount of administrative services to its clients. Additionally, the fees charged by the company were far below market price and intended to cover the company's costs for providing such services.

Similar to Longview Management, Thorndale Farm does not hold itself out to the public as an investment adviser, is not listed in the phone book, does not advertise or conduct marketing activities, and charges fees designed to only cover costs as it is not intended to generate profit for Thorndale Farm. While in Longview Management the company provided advisory services for the assets of a small number of individuals who were not family members and managed certain investment entities in which one or more non-family numbers participated, Thorndale Farm may, in the future, provide advisory services for a small number of Key Employees or Key Employee Trusts solely in relation to Family Investment Vehicles and in limited circumstances. The Commission determined that the company in Longview Management was not a person within the intent of Section 202(a)(11) of the Advisers Act.

The relief requested in this Application is similar to that granted by the Commission in a number of other instances. Riverton Management, Inc., Investment Advisers Act Release Nos. 2459 (December 9, 2005) (notice) and 2471 (January 6, 2006) (order) (corporation was formed to serve as a "family office" to monitor the investments and businesses of a family. The corporation provided investment advisory services to members of a single family and business and non-business entities controlled by family members);

Parkland Management Company, LLC, Investment Advisers Act Release 2362 (February 24, 2005) (notice) and 2369 (March 22, 2005) (order) (limited liability company owned by a single family that furnished family offices services to the family and to entities owned by and for the benefit of the family and/or certain related charitable entities); In the Matter of Kamilche Company, Investment Advisers Act Release Nos. 1958 (July 31, 2001) (notice) and 1970 (August 27, 2001) (order) (holding corporation whose stock was owned directly by or for the exclusive benefit of members of a single family and that, in part, furnished services, including "family office" services, to the same family and to entities created by and for the sole benefit of the same family); In the Matter of Bear Creek Inc., Investment Advisers Act Release Nos. 1931 (March 9, 2001) (notice) and 1935 (April 4, 2001) (order) (corporation formed by a limited liability company controlled by a single family to serve as the trustee for trusts created by and for the benefit of the members of the same family, and that provided services to the trusts for the benefit of the same family); and In the Matter of Moreland Management Company, Investment Advisers Act Release Nos. 1700, 803-130 (February 12, 1998) (notice) and 1706 (March 10, 1998) (order) (corporation, all of the outstanding stock of which was held in trust for the benefit of members of a single family, that served as the family office for the family and furnished services to the trust for the benefit of the same family and to entities created by the same family to serve as vehicles for investments).

V. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Thorndale Farm, L.L.C. requests that the Commission issue an Order under Section 202(a)(11)(G) of the Advisers Act declaring it, and future Family Advisory Entities (as defined below) and their employees acting within the scope of their employment, not to be persons within the intent of the Advisers Act. Thorndale Farm,

L.L.C. submits that the Order is necessary and appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

VI. APPLICANTS' CONDITIONS

Applicants agree that the requested relief will be subject to the following conditions:

1. The Applicants will offer and provide investment advisory services only to Family Clients and will not hold themselves out to the public as an investment adviser.

2. Members of the Thorne Family will at all times constitute a majority of the managers of Thorndale Farm.

3. The Applicants will at all times be owned, directly or indirectly, exclusively by one or more members of the Thorne Family.

4. All the existing and future Family Investment Entities (a) are excepted from the definition of "investment company" under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940, and (b) are owned and controlled exclusively by Thorndale Farm, the Family Advisory Entities or the Family Clients.

5. If any Key Employee who owns or will own an interest in any Family Investment Entity, directly or through a Key Employee Trust, is no longer employed by Thorndale Farm or a Family Advisory Entity (or no longer is a Key Employee), the interest of such Key Employee in such Family Investment Entity and/or Key Employee Trust will be limited to the investment of such Key Employee at the time of termination (or at the time that such Key Employee is no longer is a Key Employee) together with reinvestment of accretions or distributions on that interest.

VII. ADDITIONAL INFORMATION

Thorndale Farm requests that any questions regarding the Application be directed to Susan T. Bart at Sidley Austin LLP, One South Dearborn Street, Chicago, Illinois 60603, telephone (312) 853-2075.

It is desired that the Application become effective without a hearing pursuant to Rule 0-5 under the Advisers Act.

VIII. AUTHORIZATION AND COMPLIANCE WITH RULE 0-4 UNDER THE INVESTMENT ADVISERS ACT OF 1940

Pursuant to Rule 0-4(c)(1) and (c)(2), Thorndale Farm, L.L.C. hereby states that under the provisions of its Limited Liability Company Agreement, responsibility for the management of its business affairs is vested in its sole manager and that the sole manager by resolutions duly adopted and attached as Exhibit A to the Thorndale Farm application for an order under Section 202(a)(11)(G) of the Advisers Act filed with the Securities and Exchange Commission on or about January 28, 2009 (the "Application") authorized the preparation, and the execution and filing of the Application. All requirements for the execution and filing of this Application in the name and on behalf of Thorndale Farm have been complied with, and the individual who signed and filed this Application is duly and fully authorized to so do. The verifications required by Rule 0-4(d) are attached hereto as Exhibit B. Attached hereto as Exhibit C is the notice to be used by the Commission in giving public notice of this Application and any amendments thereto.

Dated: January 28, 2009

THORNDALE FARM, L.L.C.

By: ______________________
Oakleigh Thorne
Manager

EXHIBIT LIST

Exhibit A: Authorization of the Manager of Thorndale Farm, L.L.C.

Exhibit B: Verification of Thorndale Farm, L.L.C.

Exhibit C: Notice of Application

EXHIBIT A

AUTHORIZATION OF THE MANAGER OF THORNDALE FARM, L.L.C.

* * * * *

The undersigned, being the sole Manager (the "Manager") of Thorndale Farm, L.L.C. (the "Company"), a Delaware limited liability company, hereby consents to, approves and adopts the following resolutions:

RESOLVED, that the Manager be, and hereby is, authorized to prepare and execute on behalf of the Company, and to file with the Securities and Exchange Commission (the "Commission") pursuant to Section 202(a)(11)(G) of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), or such other sections thereof or rules thereunder as may be necessary or appropriate, an application (the "Application") for an exemptive order or orders declaring the Company any Family Advisory Entity (as defined in the Application) and their employees acting within the scope of their employment not to be persons within the intent of the Advisers Act; and

FURTHER RESOLVED, that the Manager be, and hereby is, authorized to file with the Commission such Application, and any amendments thereto, in such form as he deems necessary or appropriate, and to do any and all things necessary or proper under the Advisers Act or under any other federal or state securities law or regulation, including the submission and filing of any and all applications, amendments to applications, reports and other documents deemed by him to be necessary or proper.

Dated: January 28, 2009

Oakleigh Thorne
Manager

EXHIBIT B

VERIFICATION OF THORNDALE FARM, L.L.C.

STATE OF Illinois)
)
COUNTY OF Lake)

The undersigned being duly sworn, deposes and says that he has duly executed the attached Application dated January 28, 2009 for and on behalf of Thorndale Farm, L.L.C. ("Thorndale Farm"); that he is the sole Manager of Thorndale Farm; and that all action taken by members and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Oakleigh Thorne
Manager
Thorndale Farm, L.L.C.

Subscribed and sworn to before me, a Notary Public, this 28 day of January 2009.

Theresa Ann Rauber
Name: Theresa Ann Rauber
My Commission expires: 4-3-2012

OFFICIAL SEAL
THERESA ANN RAUBER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 4-3-2012

EXHIBIT C

NOTICE OF APPLICATION

SECURITIES AND EXCHANGE COMMISSION

[Release No. IA- /]

Thorndale Farm, L.L.C.; Notice of Application

_______________, 2009

Agency: Securities and Exchange Commission ("SEC" or "Commission").

Action: Notice of Application for Exemption under the Investment Advisers Act of 1940 ("Advisers Act").

Applicant: Thorndale Farm, L.L.C. ("Company").

Relevant Advisers Act Sections: Exemption requested under Section 202(a)(11)(G) of the Advisers Act from Section 202(a)(11) of the Advisers Act.

Summary of Application: Applicant requests that the Commission issue an order declaring it to be a person not within the intent of Section 202(a)(11) of the Advisers Act, which defines the term "investment adviser." The Company also requests that the Commission's order declare that the Company, any future "Family Advisory Entities" (as defined below) and the employees of the Company and Family Advisory Entities, to the extent that these employees are acting within the scope of their employment for Thorndale Farm and/or a Family Advisory Entity, are not within the intent of Section 202(a)(11) of the Advisers Act. The Company and the Family Advisory Entities, and their employees acting within the scope of their employment, collectively are referred to herein as the "Applicants."

Filing Date: The application was filed on __________, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving the Company with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on **[date]** and should be accompanied by proof of service on the Company, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-1090. Applicant, Thorndale Farm, L.L.C., 270 East Westminster, Lake Forest, IL 60045.

For Further Information Contact: Vivian Y. Lui, Senior Counsel; Daniel S. Kahl, Branch Chief; or David W. Blass, Assistant Director, at (202) 551-6787 (Office of Investment Adviser Regulation, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the SEC's Public Reference Branch, 100 F Street, NE, Washington DC 20549-0102 (telephone (202) 551-5850).

Applicant's Representations:

1. The Company, a Delaware limited liability company, is a "family office" that conducts the investment affairs and manages assets of the Thorne family consisting of Oakleigh L. Thorne's lineal descendants with Bertha P. Thorne (including adopted children) and the spouses of his lineal descendants (the "Family"). The Company performs investment advisory and other services exclusively for: (i) Family members; (ii) private charitable foundations established and funded exclusively by one or more members of the Family or

ancestors of members of the Family ("Private Foundations");[11] (iii) trusts that exist for the benefit of members of the Family[12] and Private Foundations (collectively, the "Family Trusts"); and (iv) investment vehicles formed either as corporations, partnerships or limited liability companies that have been created solely and exclusively for the benefit of, and are wholly-owned by, one or more members of the Family, Family Trusts, and/or Private Foundations ("Family Investment Entities").[13] In the future, the Company may perform investment and other services, solely for the purpose of investing in the Family Investment Entities, for certain executive level employees of the Company who have or will have significant involvement with the investment advisory process ("Key Employees") or for revocable trusts for the benefit of such Key Employees ("Key Employee Trusts").[14] The members of the Family, the Private Foundations, the Family Trusts, the Family Investment Entities and, solely with respect to investments in Family Investment Entities, the Key Employees and the Key Employee Trusts are referred to collectively in this Application as "Family Clients."

---

[11] The Company currently provides investment advice and other services to one non-profit corporation established and funded exclusively by the grandparents of Oakleigh L. Thorne, the patriarch of the Family; however the Company receives no compensation for doing so. Such non-profit corporation is currently administered by and under the control of a board of directors, which includes three Family Members and three non-Family members.

[12] The Company performs investment advice and other services for one trust established for the benefit of Family members and other lineal descendants of the mother of Bertha P. Thorne, wife of Oakleigh L. Thorne (the "Other Trust"). The Company does not expect to provide any other investment advisory services to such other lineal descendants and does not anticipate that any other assets will be added to the Other Trust.

[13] Because no Family Investment Entity has more than 100 beneficial owners nor has any of the Family Investment Entities made a public offering of its securities, all the Family Investment Entities are excluded from, and will continue to be excluded from, the definition of "investment company" pursuant to Section 3(c)(1) of the Investment Company Act of 1940 (the "Investment Company Act"). The Company may organize other Family Investment Entities in the future in reliance on the exclusion from the definition of an "investment company" pursuant to Sections 3(c)(1) and 3(c)(7) of the Investment Company Act.

[14] Oakleigh Thorne, Thorndale Farm's manager and a Family member, oversees Thorndale Farm's provision of investment advisory services. The Company's Chief Investment Officer is a Key Employee who coordinates the Company's investment advisory services. The Company also plans to retain several Key Employees in the near future as part of a Restructuring (as defined below). The Applicants do not expect the total number of Key Employees (or their respective Key Employee Trusts) eligible to invest in the Family Investment Entities to exceed 8 in the future.

2. The Company is currently owned in equal shares by Oakleigh B. and his son Oakleigh Thorne ("Oakleigh"). Oakleigh B. and Oakleigh also serve as trustees of a number of Family Trusts, while other Family members, and certain other individuals or entities independent of the Family serve as trustees or co-trustees for certain Family Trusts (collectively, the "Trustees").

3. Since the inception of the Company twelve years ago, the number of Family Trusts has increased dramatically as newer generations are brought into the estate planning process, assets under management have grown, and the number of portfolio managers to whom Family assets have been allocated has grown dramatically as well. To keep pace with these demands, the Company is in the process of restructuring its operations (collectively, the "Restructuring"). In connection with the Restructuring, ownership of the Company is expected to be transferred from Oakleigh B. and Oakleigh to Family Trusts for the benefit of Oakleigh B. and his Family members (60%), selected Family Trusts for the benefit of Honoré Thorne Wamsler's Family (20%) and a Family Trust for benefit of Charlotte Thorne Bordeaux and her Family members (20%). The owners of the Company will elect a board consisting of a Chief Executive Officer plus one Family member from each branch of the Family. Subject to the board's oversight, the Chief Executive Officer will manage the day-to-day affairs and operations of the Company. Currently, Oakleigh serves as the Company's manager, and the Company anticipates that he will continue to do so following the Restructuring (with the title of Chief Executive Officer).

4. The Company serves as the managing member of certain Family Investment Entities, but has no economic ownership interest. Those managing member interests are

designed solely to permit the Company to serve as the managing member of those entities, and not to allow the Company to benefit from any underlying investments.

5. The Company (i) provides investment advisory services to Family Clients, (ii) assists Family Clients with cash management, record-keeping, real estate management, trust accounting for Family Trusts, financial planning for individual Family members, insurance reviews, estate and tax planning and (iii) engages third-party service providers to perform additional services for Family Clients.

6. The Company's investment advisory services consist of (i) providing discretionary asset management services to Family Clients, for example, by developing and implementing asset allocation, investment strategies and investment guidelines, (ii) evaluating the performance and strategies of third-party portfolio managers, (iii) selecting those managers that it determines to be appropriate for Family Clients, (iv) engaging managers on behalf of Family Clients, and (v) monitoring the performance of managers and making disposition decisions or recommendations (as appropriate).

7. In the future, the Company may provide investment advisory and other services indirectly through entities (each, a "Family Advisory Entity") formed to act as the general partner or manager of a Family Investment Entity or to act as the trustee for a Family Trust.

8. The Company's fees are not designed to generate a profit for its owners. The Company does not currently charge a fee to any Private Foundation. The Company does not currently charge a fee to the Family Investment Entities and will not do so without making a corresponding reduction in the fees paid by Family Clients participating in such Family Investment Entities.

9. The Company does not solicit clients, use a third person or firm to solicit clients, or hold itself out to the public as an investment adviser. The Company represents that it does not hold itself out to the public as an investment adviser. The Company represents that it is not listed in the telephone book, any other directory or website. The Company does not engage in any advertising, attend any investment management-related conferences as a vendor, or conduct any marketing activities whatsoever.

10. The Company represents that it has no public retail or institutional clients, and has never solicited, and in the future will not have any clients other than Family Clients. The Company further represents that its sole purpose is to serve as a "family office" for the Family, and at no time will it solicit clients other than Family Clients.

Applicant's Legal Analysis:

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities..." Section 202(a)(11)(G) of the Advisers Act authorizes the SEC to exclude from the definition of "investment adviser" persons that are not within the intent of Section 202(a)(11) of the Advisers Act.

2. The Company falls within the definition of an investment adviser under Section 202(a)(11) of the Advisers Act. Section 203(b) of the Advisers Act provides exemptions from this registration requirement. The Company asserts that, following its contemplated Restructuring, it will not qualify for any of the exemptions provided by Section

203(b). Applicant also asserts that it is not prohibited from registering with the SEC under Section 203A(a) because it has assets under management of not less than $25,000,000.

3. The Company requests that the Commission issue an Order pursuant to Section 202(a)(11)(G) declaring the Company, any future Family Advisory Entities and employees when acting within the scope of their employment not to be investment advisers within the intent of Section 202(a)(11) of the Advisers Act. The request for the Order includes any future Family Advisory Entities within its scope because the activities of any Family Advisory Entities will fall within the same purpose, scope and limitations applicable to the Company, and unnecessarily duplicative applications will thereby be avoided. The request for the Order includes Company employees within its scope because, if an Order is issued with respect to the Company, its officers and employees would not be "associated persons" of a registered investment adviser, and therefore might themselves be required to register as investment advisers.

4. The Applicants request an exemption from registering under Section 203(a) of the Advisers Act for the following reasons: (i) the Company does not hold themselves out to the public as an investment adviser; (ii) the advisory fees that the Company receives are designed to cover its employees' salaries and other costs and are intended to not generate any profit for the Company's owners, and (iii) the Company is owned entirely by the Family and will provide investment advice on securities solely to Family Clients.

Applicants' Conditions:

Applicants agree that the requested relief will be subject to the following conditions:

1. The Applicants will offer and provide investment advisory services only to Family Clients and will not hold themselves out to the public as investment advisers.

2. Members of the Thorne Family will at all times constitute a majority of the managers of the Company.

3. The Applicants will at all times be owned, directly or indirectly, exclusively by one or more members of the Thorne Family.

4. All the existing and future Family Investment Entities (a) are excepted from the definition of "investment company" under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940, and (b) are owned and controlled exclusively by the Company, the Family Advisory Entities or the Family Clients.

5. If any Key Employee who owns or will own an interest in any Family Investment Entity, directly or through a Key Employee Trust, is no longer employed by the Company or a Family Advisory Entity (or no longer is a Key Employee), the interest of such Key Employee in such Family Investment Entity and/or Key Employee Trust will be limited to the investment of such Key Employee at the time of termination (or at the time that such Key Employee is no longer is a Key Employee) together with reinvestment of accretions or distributions on that interest.

For the SEC, by the Division of Investment Management, under delegated authority.

Nancy M. Morris
Secretary

END